UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒        Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐        No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐        No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐        No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 3330029520-8

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Brasil Telecom S.A. (the “Company”) hereby informs its shareholders and the market that it has completed an issuance of real-denominated notes due 2016 representing debt of the Company (the “Bonds”) in the aggregate principal amount of R$1,100,000,000.00 (one billion and one hundred million reais) in the international capital markets to be listed on the Global Exchange Market of the Irish Stock Exchange.

The Bonds will bear a coupon of 9.75% per annum, payable semiannually. The issue price was 99.516% of face value of the bond, representing a yield to investors of 9.875% per year.

The Company intends to use the net proceeds of the issuance of the Bonds for general corporate purposes, including investments and the redemption or repayment of existing indebtedness.

The securities mentioned herein will not be registered in the United States under U.S. securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements under U.S. law. The Company does not intend to register or conduct a public offering of these securities in the United States.

This notice does not constitute an offer to sell the Bonds, nor a solicitation of an offer to buy the Bonds, and there should not be any sale of the Bonds in any state or jurisdiction in which such offer is prohibited under the securities laws of that state or jurisdiction.

Rio de Janeiro, September 9, 2011

Alex Waldemar Zornig

Investor Relations Officer

Brasil Telecom S.A.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer and Investor Relations Officer